Exhibit 21.1
List of Subsidiaries of Marqeta, Inc.

Subsidiary Name	Jurisdiction of Incorporation

Marqeta Australia Pty Ltd	Australia
Marqeta do Brasil Processadora e Servicos LTDA	Brazil
Marqeta sp. z.o.o.	Poland
Marqeta Singapore Pte. Ltd.	Singapore
Marqeta UK Ltd	United Kingdom
Power Finance Inc.	U.S.A., Delaware
Marqeta Payments, LLC	U.S.A., Delaware
Marqeta Services, LLC	U.S.A., Delaware